Exhibit 99.43

May 19, 2011

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario Canada
M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215
www.pwc.com/ca

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

U.S. Silver Corporation

Dear Sirs/Mesdames

Notice of Change of Auditors – U.S. Silver Corporation

This letter is being delivered to you pursuant to National Instrument 51-102 of the Canadian Securities Administrators (NI 51-102) in connection with Deloitte & Touche LLP ceasing to be the auditor of U.S. Silver Corporation (the Corporation) and the appointment of PricewaterhouseCoopers LLP as the successor to Deloitte & Touche LLP as auditor of the Corporation.

As required by NI 51-102, we have reviewed the information contained in the Notice of Change of Auditors (the Notice) prepared by the Corporation dated May 16, 2011. Based upon our knowledge as at the date hereof, we hereby confirm that we are in agreement with the statements contained in the Notice that relate to us and that we have no basis to agree or disagree with the statements contained in the Notice that relate to Deloitte & Touche LLP.

Yours very truly,

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.